Filed pursuant to General Instruction II.L of Form F-10
File No. 333-252123

Prospectus Supplement
(To Prospectus Dated January 22, 2021)

TC ENERGY CORPORATION

$1,803,400,000

28,400,000 Common Shares

TC Energy Corporation (the “Corporation” or “TC Energy”) is hereby qualifying the distribution (the “Offering”) of 28,400,000 common shares of the Corporation (“Common Shares”).

We are permitted, as a Canadian issuer, under the multijurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

You should be aware that the acquisition of Common Shares may have tax consequences both in Canada and in the U.S. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus may be residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of said persons are located outside of the U.S.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price: $63.50 per Common Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Corporation(2)(3)
Per Common Share	$63.50	$2.2225	$61.2775
Total	$1,803,400,000	$63,119,000	$1,740,281,000

(1)	The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $2.2225 per Common Share issued and sold by the Corporation as part of the Offering, including, for greater certainty, any Over-Allotment Shares (as defined herein) issued and sold by the Corporation as part of the Offering. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ fee, but before: (i) deducting the estimated expenses of the Offering of approximately $600,000, which will be paid from the general funds of the Corporation; and (ii) giving effect to any exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution” and “Use of Proceeds”.
(3)	The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at any time up to 30 days following the Offering Closing Date (as defined below), to purchase up to an additional 2,840,000 Common Shares (the “Over-Allotment Shares”), at a price of $63.50 per Over-Allotment Share. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting estimated expenses of the Offering) will be $1,983,740,000, $69,430,900 and $1,914,309,100, respectively. This prospectus supplement, together with the prospectus, qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, together with the prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of Over-Allotment Shares that may be sold to the Underwriters pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	2,840,000	Up to 30 days following the Offering Closing Date	$63.50 per Over-Allotment Share

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “TRP”. On August 4, 2022, the closing prices of the Common Shares on such exchanges were $65.63 and U.S.$51.02, respectively. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this prospectus supplement. Listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that such Common Shares will be accepted for listing on the TSX or the NYSE.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about August 10, 2022, or such later date as the Corporation and the Underwriters may agree, but, in any event, not later than August 31, 2022. See “Plan of Distribution”.

RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., HSBC Securities (Canada) Inc., Barclays Capital Canada Inc., Merrill Lynch Canada Inc., Mizuho Securities Canada Inc., Truist Securities, Inc., Wells Fargo Securities Canada, Ltd. and ATB Capital Markets Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Norton Rose Fulbright Canada LLP and certain legal matters relating to United States law on behalf of the Corporation by Mayer Brown LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Common Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS Participant (as defined herein) and from or through which the Common Shares are purchased. See “Depository Services”.

Neither Deutsche Bank Securities Inc. nor Truist Securities, Inc. (collectively, the “U.S. Underwriters”) is registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Underwriters will only sell Common Shares into the U.S. or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Common Shares initially at the Offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Investing in the Common Shares involves certain risks. See “Risk Factors”.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender which has extended credit facilities to the Corporation or its subsidiaries and to which the Corporation or its subsidiaries are currently indebted. Accordingly, the Corporation may be considered to be a “connected issuer” of each of the Underwriters under applicable Canadian securities legislation. The net proceeds from the Offering will be used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline (as defined herein). Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments. See “Relationship Between The Corporation and The Underwriters”, “Use of Proceeds”, “Plan of Distribution — Conflicts of Interest” and “Recent Developments”.

Cheryl F. Campbell, Bill Johnson, John E. Lowe, Mary Pat Salomone, Thierry Vandal and Dheeraj Verma are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

TC Energy’s head office and registered office is located at 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

The date of this prospectus supplement is August 5, 2022.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. The accompanying base shelf prospectus, dated January 22, 2021, is referred to as the “prospectus” in this prospectus supplement. Except on the cover page and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us”, “our”, or the “Corporation” refer to TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments.

If the description of the Common Shares or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus we authorize and use in connection with the Offering. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” and “U.S.$” are to lawful currency of the U.S.

Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including the financial statements of the Corporation incorporated by reference in the prospectus, have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. The following table sets forth certain exchange rates based on the daily exchange rates as reported by the Bank of Canada for the periods noted. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of exchange rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On August 4, 2022, the inverse of the daily exchange rate reported by the Bank of Canada was U.S.$0.7780 per $1.00.

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020	2019
High	0.8031	0.8306	0.8306	0.7863	0.7699
Low	0.7669	0.7795	0.7727	0.6898	0.7353
Average(1)	0.7866	0.8023	0.7980	0.7461	0.7537
Period end	0.7760	0.8068	0.7888	0.7854	0.7699

(1)	The average of the exchange rates on the last day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus is intended to provide you with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus supplement includes statements under the headings “Recent Developments”, “Use of Proceeds” and “Plan of Distribution”. Forward looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus may include, but is not limited to, statements regarding:

●	the expected impacts and benefits of the Alliance (as defined herein)

●	the Southeast Gateway Pipeline, including the expected costs, route, size, capacity, timing, impacts and benefits thereof, particularly in relation to its expected build multiple, impact on 2021-2026 comparable earnings before interest, taxes, depreciation and amortization (“comparable EBITDA”) growth outlook, and comparable per share metrics

●	our risk management activities in relation to our operations in Mexico, including our intentions with respect to monitoring our economic exposure and capital structure in relation thereto, as well as our intention to evaluate and pursue appropriate forms of risk insurance and partnerships

●	the Tuxpan-Tula and Tula-Villa de Reyes pipelines, including the timing of a final investment decision in respect of the Tuxpan-Tula pipeline

●	the Corporation’s projected 2021-2026 comparable EBITDA compound annual growth rate

●	expected 2030 U.S. natural gas imports and Mexico gas demand

●	the size and timing of, and satisfaction of conditions associated with, the Comisión Federal de Electricidad's acquisition of an equity interest in TGNH (as defined herein)

●	the amounts, sources and characteristics of our financing activities, both generally and in regards to the Southeast Gateway Pipeline project in particular, as well as the extent to which cashflows from the Southeast Gateway Pipeline will be able to support further debt capacity

●	our financial and operational performance, including the performance of our subsidiaries

●	expectations about strategies and goals for growth and expansion, including acquisitions

●	expected cash flows and future financing options available, including portfolio management

●	expected dividend growth

●	expected access to and cost of capital

●	expected costs and schedules for planned projects, including projects under construction and in development

●	expected capital expenditures, contractual obligations, commitments and contingent liabilities

●	expected regulatory processes and outcomes

●	statements related to our GHG emissions reduction goals

●	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

●	the expected impact of future tax and accounting changes

●	expected industry, market and economic conditions

●	the expected impact of COVID-19.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

●	realization of expected benefits from acquisitions, divestitures and energy transition

●	regulatory decisions and outcomes

●	planned and unplanned outages and the use of our pipeline, power and storage assets

●	integrity and reliability of our assets

●	anticipated construction costs, schedules and completion dates

●	access to capital markets, including portfolio management

●	expected industry, market and economic conditions

●	inflation rates and commodity prices

●	interest, tax and foreign exchange rates

●	nature and scope of hedging
●	expected impact of COVID-19.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

●	realization of expected benefits from acquisitions and divestitures

●	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

●	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

●	the operating performance of our pipeline, power and storage assets

●	amount of capacity sold and rates achieved in our pipeline businesses

●	the amount of capacity payments and revenues from our power generation assets due to plant availability

●	production levels within supply basins

●	construction and completion of capital projects

●	cost and availability of, and inflationary pressure on labour, equipment and materials

●	the availability and market prices of commodities

●	access to capital markets on competitive terms

●	interest, tax and foreign exchange rates

●	performance and credit risk of our counterparties

●	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

●	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19

●	our ability to realize the value of tangible assets and contractual recoveries, including those specific to the Keystone XL pipeline project

●	competition in the businesses in which we operate

●	unexpected or unusual weather

●	acts of civil disobedience

●	cyber security and technological developments

●	ESG related risks

●	impact of energy transition on our business

●	economic conditions in North America as well as globally

●	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

Additional information on these and other factors is discussed in this prospectus supplement, the prospectus and the documents incorporated by reference therein including in the Annual MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Power and Storage — Business Risks” and “Other Information — Enterprise Risk Management” and “Financial Risks” and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP and Other Financial Measures

This prospectus supplement contains references to comparable EBITDA and funds generated from operations (“FGFO”), which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Comparable EBITDA is calculated by adjusting segmented earnings, a GAAP measure, for specific items the Corporation believes are significant but not reflective of its underlying operations in the period. For a reconciliation of comparable EBITDA to segmented earnings: (a) in respect of the three and six months ended June 30, 2022, refer to each business segment in the Interim MD&A (as defined herein); and (b) in respect of the years ended December 31, 2021 and 2020, refer to each business segment in the Annual MD&A. FGFO reflects net cash provided by operations, a GAAP measure, before changes in operating working capital. For a reconciliation of FGFO to net cash provided by operations in respect of the years ended December 31, 2021 and 2020, refer to the Financial Condition section of the Annual MD&A.

Refer to the Non-GAAP Measures section of the Interim MD&A for more information about the non-GAAP measures the Corporation uses. The Interim MD&A is incorporated by reference into the prospectus and can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com) under the Corporation's profile and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.

Build multiple is a metric calculated by dividing capital expenditures by comparable EBITDA. Readers are cautioned that our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities.

market data and industry data

This prospectus supplement contains statistical data, market research and industry forecasts that were obtained from third-party sources, industry publications, and publicly available information. We believe that the market and industry data presented throughout this prospectus supplement is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this prospectus supplement is not guaranteed and neither the Corporation nor the Underwriters make any representation as to the accuracy of such information. Although the Corporation believes it to be reliable, neither the Corporation nor the Underwriters has independently verified any of the data from third-party sources referred to in this prospectus supplement, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources or makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the distribution of the Common Shares offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

The following documents which were filed by us with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference into the prospectus:

(a)	annual information form for the year ended December 31, 2021 dated February 14, 2022 (the “Annual Information Form”);

(b)	management information circular dated February 24, 2022 for the annual meeting of shareholders held on April 29, 2022;

(c)	audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, the notes thereto, and the auditors’ report thereon;

(d)	management’s discussion and analysis of financial condition and results of operations as of and for the year ended December 31, 2021 (the “Annual MD&A”);

(e)	unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2022 and 2021 and the notes thereto;

(f)	management’s discussion and analysis of financial condition and results of operations as at and for the three and six months ended June 30, 2022 and 2021 (the “Interim MD&A”); and

(g)	the template version of the term sheet dated August 4, 2022 prepared for potential purchasers in connection with the Offering.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion of the Offering shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on SEDAR at www.sedar.com.

In addition, any similar documents the Corporation files with, or furnishes to, the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. The Corporation’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this prospectus supplement or in the prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in the prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000. These documents are also available through the internet on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MARKETING MATERIALS

“Template versions” of the “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements), for this Offering are incorporated by reference into this prospectus supplement, but are not part of this prospectus supplement to the extent that their contents have been modified or superseded by a statement contained in this prospectus supplement. In addition, any “template version” of “marketing materials” filed by the Corporation under National Instrument 44-102 — Shelf Distributions in connection with the Offering after the date of this prospectus supplement and before termination of the Offering, will be deemed to be incorporated by reference into the prospectus for the purposes of the distribution of Common Shares to which this prospectus supplement pertains.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the Common Shares. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement or included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC’s public reference room in Washington, D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street N.E., Washington, D.C., 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed on EDGAR at www.sec.gov.

THE CORPORATION

TC Energy was incorporated pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”) on February 25, 2003 in connection with a plan of arrangement which established TC Energy as the parent company of TransCanada PipeLines Limited (“TCPL”). All of the outstanding common shares of TCPL are owned by the Corporation.

We operate in three core businesses – Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TC Energy’s principal subsidiaries as of December 31, 2021 are indicated in the diagram under the heading “TC Energy Corporation — Intercorporate Relationships” in the Annual Information Form.

Recent Developments

Southeast Gateway Pipeline

On August 4, 2022, the Corporation announced that it formalized a strategic alliance with the Comisión Federal de Electricidad (the “CFE”), Mexico’s state-owned electric utility, in order to accelerate the development of natural gas infrastructure in the central and southeast regions of Mexico (the “Alliance”). In furtherance of this objective, the Corporation and the CFE reached a final investment decision to proceed with the joint development and construction of a 1.3 billion cubic feet per day, 715 kilometer offshore natural gas pipeline in the southeast region of Mexico (the “Southeast Gateway Pipeline”). The Southeast Gateway Pipeline, which represents the Corporation's second marine natural gas pipeline in Mexico, will originate onshore in Tuxpan, Veracruz and then proceed offshore, making landfall at Coatzacoalcos, Veracruz and Dos Bocas, Tabasco.

The Southeast Gateway Pipeline has an estimated project cost of U.S.$4.5 billion, which was developed utilizing a third-party verified class three estimate that includes over 70% fixed cost pricing, expanding the Corporation’s secured capital program to $33 billion. It is anticipated that the Southeast Gateway Pipeline will be in-service by mid-2025.

The Corporation anticipates that the Southeast Gateway Pipeline will deliver a build multiple of approximately seven times comparable EBITDA,1 supporting an increase to the Corporation’s expected 2021-2026 comparable EBITDA compounded annual growth rate to 6%, while also being accretive to comparable per share metrics. The Corporation’s comparable EBITDA for the years ended December 31, 2021 and 2020 was $9.38 billion and $9.35 billion, respectively, while total segmented earnings for such periods was $4.06 billion and $6.77 billion, respectively.

1 Comparable EBITDA is a non-GAAP measure. This measure does not have any standardized meaning under GAAP and is therefore unlikely to be comparable to similar measures presented by other entities. The most directly comparable GAAP measure is segmented earnings. For more information on this non-GAAP measure, refer to the “Non-GAAP and Other Financial Measures” section of this prospectus supplement.

In addition, the Corporation and the CFE have agreed to collaboratively develop and complete the Tuxpan-Tula pipeline (the “TXTL Pipeline”) through construction of the project’s central segment, subject to a final investment decision in the fourth quarter of 2022.

The Alliance also provides the CFE with the opportunity to acquire an equity interest in the Corporation’s Mexico-based subsidiary, Transportadora de Gas Natural de la Huasteca (“TGNH”). Following in-service of the Southeast Gateway Pipeline and subject to certain other conditions, the CFE is expected to acquire a 15% equity interest in TGNH, whose material assets consist principally of the Tamazunchale, Tula-Villa de Reyes and TXTL pipelines.

In connection with the Alliance, the Corporation and the CFE have also agreed to consolidate the existing transportation service agreements (“TSAs”) between TGNH and the CFE in connection with the Corporation’s natural gas pipeline assets in central Mexico under a single U.S. dollar-denominated take-or-pay TSA that extends through 2055.

As part of the Alliance, the Corporation and the CFE have agreed to mutually terminate presently suspended international arbitrations between the parties related to the Tula-Villa de Reyes pipeline and the TXTL Pipeline, with the Corporation earning a return on and of all previous capital invested.

The Corporation intends to continue to monitor and manage its net economic exposure in Mexico to approximately 10% of total consolidated comparable EBITDA through the utilization of country-level debt financing, potential strategic partnership opportunities in Mexico and the evaluation of appropriate forms of risk insurance. With respect to the Southeast Gateway Pipeline, the Corporation intends to prudently fund the incremental growth therefrom through a combination of common equity, including the Offering, hybrid securities, long-term-debt, commercial paper, as well as potential non-core asset sales and strategic partnership opportunities in Mexico. In particular, the Corporation intends to secure up to U.S.$2.0 billion of incremental country-level debt financing, which, when combined with the recently completed financing arrangement at one of the Corporation’s Mexican affiliates, is expected to equate to approximately 65% of the Southeast Gateway Pipeline's project costs. All of such debt financing is expected to be non-recourse to the Corporation. Once the Southeast Gateway Pipeline is in-service, the Corporation expects the cash flows therefrom to support further debt capacity.

Dividend Reinvestment Plan

On July 28, 2022, the Corporation announced that, to prudently fund its growth program that includes increased project costs on the Nova Gas Transmission Line System and following its commitment to make an equity contribution of $1.9 billion to Coastal GasLink LP, it has reinstated issuance of Common Shares from treasury at a two per cent discount under its Dividend Reinvestment Plan commencing with the dividends declared on July 27, 2022.

Risk Factors

Investing in the Common Shares offered hereunder involves certain risks, including those discussed below and those risks inherent in the pipeline, power and natural gas storage industries. You should consider carefully the risk factors contained in this prospectus supplement, as well as those contained in, and incorporated by reference into, the prospectus (including subsequently filed documents incorporated by reference therein) before making an investment decision.

Discussions of certain risks affecting us in connection with our business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference into the prospectus.

Market Price

The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, any public announcement made in regard to this Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In recent years, stock markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Dividends

Dividends on the Common Shares may fluctuate. The board of directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation’s payment of dividends on the Common Shares is funded from dividends the Corporation receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL’s ability to declare and pay dividends to the Corporation under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on the Common Shares.

Use of Proceeds

If the Over-Allotment Option is not exercised, the net proceeds to the Corporation from the Offering will be approximately $1,740,281,000 after deducting the Underwriters’ fee of $63,119,000 and before deducting expenses of the Offering, which are estimated to be $600,000. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds to the Corporation from the Offering will be approximately $1,914,309,100 after deducting the Underwriters’ fee of $69,430,900 and before deducting expenses of the Offering, which are estimated to be $600,000.

The net proceeds from the Offering will be used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

The expenses of the Offering and the Underwriters’ fee will be paid from the general funds of the Corporation.

The Corporation’s overall corporate strategy and major initiatives supporting its strategy are summarized in the Annual MD&A and the Interim MD&A.

Consolidated Capitalization

Other than the repayment of U.S.$1.0 billion aggregate principal amount of 2.50% senior unsecured notes of TCPL at maturity on August 1, 2022, there have been no material changes in the share and loan capital of the Corporation on a consolidated basis since June 30, 2022. After giving effect to the Offering: (i) in the event that the Over-Allotment Option is not exercised, the equity of the Corporation will increase by $1,803,400,000 and the number of issued and outstanding Common Shares will increase by 28,400,000 Common Shares; and (ii) in the event the Over-Allotment Option is exercised in full, the equity of the Corporation will increase by $1,983,740,000 and the number of issued and outstanding Common Shares will increase by 31,240,000 Common Shares.

Description of Share Capital

We are authorized to issue an unlimited number of Common Shares, of which approximately 984 million were issued and outstanding as of August 4, 2022; an unlimited number of First Preferred Shares, issuable in series, of which 14,577,184 Series 1 Shares, 7,422,816 Series 2 Shares, 9,997,177 Series 3 Shares, 4,002,823 Series 4 Shares, 12,070,593 Series 5 Shares, 1,929,407 Series 6 Shares, 24,000,000 Series 7 Shares, 18,000,000 Series 9 Shares, and 10,000,000 Series 11 Shares were outstanding as of August 4, 2022; and an unlimited number of Second Preferred Shares, issuable in series, of which none were outstanding as of August 4, 2022.

The following description of each of the Common Shares, First Preferred Shares and Second Preferred Shares is a summary of certain of their material attributes and characteristics which does not purport to be complete.

Common Shares

The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the Common Shares, entitle the holders thereof to receive: (a) dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of the Corporation may from time to time determine; and (b) the remaining property of the Corporation upon a dissolution.

The Corporation has a shareholders’ rights plan (the “Rights Plan”) that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation’s outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of the Corporation, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

First Preferred Shares

Subject to certain limitations, the board of directors of the Corporation may, at any time, and from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares, as a class, have, among others, provisions to the effect set forth below.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of the assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences not inconsistent with the provisions of the articles of the Corporation.

Except as provided by the CBCA or as referred to below, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings. The holders of any particular series of First Preferred Shares will, if the directors of the Corporation so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Subject to the provisions of the CBCA and any provisions relating to any particular series, the Corporation, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preferred Shares of any one or more series on payment for each such First Preferred Share of such price or prices as may be applicable to such series. Subject to the foregoing, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as the directors or the transfer agent for the First Preferred Shares, if any, decide, or if the directors so determine, may be redeemed pro rata disregarding fractions.

The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of the assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

DIVIDENDS

On July 27, 2022, we declared a quarterly dividend to holders of record of our outstanding Common Shares on September 30, 2022 of $0.90 per Common Share for the quarter ending September 30, 2022, which equates to an annual dividend of $3.60 per Common Share, which is the first dividend that purchasers of Common Shares sold pursuant to the Offering will be eligible to receive, provided that they continue to hold such Common Shares on the record date.

PRIOR SALES

The Corporation has not sold or issued any Common Shares or securities convertible or exchangeable into Common Shares, during the 12-month period prior to the date hereof other than an aggregate of 4,338,125 Common Shares at a weighted average exercise price of $56.74 on the exercise of options granted pursuant to the Corporation’s stock option plans, for aggregate consideration of approximately $246,145,212.50.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX and the NYSE under the symbol “TRP”. The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Common Shares for the periods indicated on each of the TSX and the NYSE.

	Common Shares – TSX				Common Shares – NYSE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume

	($ per share)				(U.S.$ per share)
2021
July	62.78	59.34	60.82	72,892,076	50.39	46.46	48.73	22,859,123
August	61.44	57.80	59.90	39,210,208	49.12	44.83	47.48	24,519,602
September	64.13	59.94	60.96	129,420,007	50.71	47.47	48.09	37,024,025
October	68.20	60.26	66.95	107,711,895	55.34	47.73	54.10	28,635,375
November	67.68	59.61	59.92	63,321,436	54.71	46.58	46.91	34,642,447
December	60.99	57.71	58.83	116,558,121	47.77	44.77	46.54	38,930,922

2022
January	66.05	59.26	65.64	95,894,818	52.01	46.44	51.65	43,219,516
February	68.11	64.12	68.10	65,362,746	53.73	50.38	53.71	38,893,702
March	73.17	67.54	70.51	159,706,280	58.31	52.66	56.42	44,343,281
April	74.39	67.69	67.95	114,240,623	59.06	52.67	52.90	30,440,478
May	74.24	67.59	73.21	59,558,112	58.36	52.36	57.84	36,261,542
June	74.44	63.88	66.68	136,278,843	59.38	48.91	51.81	40,207,893
July	71.44	64.30	68.27	92,121,859	55.50	48.79	53.32	31,236,366
August 1-4	68.08	65.45	65.63	7,866,778	53.00	50.90	51.02	7,449,845

Depository Services

The Common Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). The Corporation will cause a global certificate or certificates representing any newly issued Common Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of a holder of Common Shares must be exercised through, and all payments or other property to which such holder is entitled, will be made or delivered by CDS or the CDS Participant through which such holder holds such Common Shares. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Common Shares.

The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such owner’s interest in such Common Shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of Common Shares through the book entry only system, in which event certificates for Common Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS including those contained in this prospectus supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the Common Shares must look solely to CDS Participants for payments made by or on behalf of the Corporation to CDS in respect of the Common Shares.

If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Common Shares and the Corporation is unable to locate a qualified successor, or (iv) the Corporation, at its option, decides to terminate the book entry only system, then certificates representing the Common Shares will be made available.

Plan of Distribution

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated August 5, 2022 among the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 28,400,000 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principals, such Common Shares at a price of $63.50 per Common Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $2.2225 per Common Share issued and sold by the Corporation as part of the Offering, including, for greater certainty, any Over-Allotment Shares issued and sold by the Corporation as part of the Offering. In the event that the Over-Allotment Option is not exercised, the aggregate fee payable by the Corporation to the Underwriters will be $63,119,000. If the Over-Allotment Option is exercised in full, the aggregate fee payable by the Corporation to the Underwriters will be $69,430,900. The Underwriters’ fee is payable on the Offering Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable at any time up to 30 days following the Offering Closing Date, to purchase up to an additional 2,840,000 Common Shares at a price of $63.50 per Common Share. This prospectus supplement, together with the prospectus, qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, together with the prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering were established through negotiations between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) there shall occur any change in, or new material fact regarding, the business, affairs, operations, assets, liabilities, earnings, capital or ownership or condition of the Corporation on a consolidated basis, in either case resulting in a misrepresentation in this prospectus supplement, the prospectus or the documents incorporated by reference therein, (b) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Common Shares; and (c) if there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, matters caused by, or related to or resulting from, COVID-19, but only to the extent there are material adverse developments related thereto after the date hereof) or major financial occurrence of national or international consequence, or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole or is expected to prevent, suspend or materially restrict the trading in the Common Shares.

If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 12% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Common Shares initially at the public Offering price specified on the cover page of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus supplement at the price specified herein, the Offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this prospectus supplement. In the event the Offering price of the Common Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Common Shares. Any such reduction will not affect the proceeds received by the Corporation.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of RBC Dominion Securities Inc. and Scotia Capital Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld. This 90-day period may be extended under certain circumstances.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The issued and outstanding Common Shares are listed on the TSX and the NYSE under the symbol “TRP”. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this prospectus supplement. Listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that such Common Shares will be accepted for listing on the TSX or the NYSE.

Neither of the U.S. Underwriters is registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Underwriters will only sell Common Shares into the U.S. or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Conflicts of Interest

The net proceeds from the Offering may be used to reduce indebtedness which the Corporation or its subsidiaries may have with one or more Lenders which are related to an Underwriter or may be invested in short term liquid investments, including of or with the Underwriters or their affiliates. See “Use of Proceeds”. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Common Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (b) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Common Shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Common Shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Common Shares under, the offers to the public contemplated in this prospectus supplement, or to whom the Common Shares are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and us that it and any person on whose behalf it acquires the Common Shares is not a “retail investor” as defined above.

This prospectus supplement has been prepared on the basis that any offer of Common Shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Common Shares. Accordingly, any person making or intending to make an offer in that Member State of Common Shares which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Common Shares shall require us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Common Shares to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Common Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Common Shares contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Common Shares is responsible for undertaking its own target market assessment in respect of the Common Shares and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither we nor any of the Underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who: (a) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (c) are outside the United Kingdom (the “U.K.”), or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Common Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the U.K. For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (b) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA; or (c) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law (the “U.K. Prospectus Regulation”) by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the Common Shares or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the Common Shares or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

Each person in the U.K. who receives any communication in respect of, or who acquires any Common Shares under, the offers contemplated in this prospectus supplement, or to whom the Common Shares are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each Underwriter and us that it and any person on whose behalf it acquires Common Shares is not a “retail investor” (as defined above).

This prospectus supplement has been prepared on the basis that any offer of Common Shares in the U.K. will be made pursuant to an exemption under the U.K. Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Common Shares in the U.K. Accordingly, any person making or intending to make an offer in the U.K. of Common Shares which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the U.K. Prospectus Regulation, provided that no such offer of Common Shares shall require us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the U.K. Prospectus Regulation or Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation, in each case in relation to such offer. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Common Shares to any legal entity which is not a qualified investor as defined in the U.K. Prospectus Regulation. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Common Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Common Shares contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the U.K. Prospectus Regulation. There will be no offer of Common Shares to the public in the United Kingdom.

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Common Shares is responsible for undertaking its own target market assessment in respect of the Common Shares and determining the appropriate distribution channels. Neither we nor any of the Underwriters make any representations or warranties as to a distributor’s compliance with the U.K. MiFIR Product Governance Rules.

Relationship Between The Corporation and The Underwriters

The Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender (collectively, the “Lenders”) which has extended credit facilities (collectively, the “Facilities”) to the Corporation or its subsidiaries and to which the Corporation or its subsidiaries are currently indebted. Accordingly, the Corporation may be considered to be a “connected issuer” of each of the Underwriters under applicable Canadian securities legislation.

As at August 4, 2022, the Corporation and its subsidiaries were indebted to the Lenders under the Facilities in the aggregate amount of approximately U.S.$216 million. As of the date hereof, the Corporation and its subsidiaries are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by the Corporation or its subsidiaries of those agreements since the Facilities were established. The financial position of the Corporation has not changed substantially and adversely since the indebtedness under the Facilities was incurred.

The decision to distribute the Common Shares hereunder and the determination of the terms of the Offering were made through negotiations between the Corporation and the Underwriters. None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of the Common Shares. The Offering has not been required, suggested or consented to by any Lender.

As described in “Use of Proceeds”, the net proceeds from the Offering will be used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments. See “Use of Proceeds” and “Recent Developments”. To the extent that the net proceeds from the Offering are used to reduce indebtedness under the Facilities, some or all of the Lenders will receive a portion of the net proceeds from the Offering. In addition, as a consequence of their participation in the Offering, the Underwriters will be entitled to share in the underwriting commissions relating to the Offering.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Corporation or the Underwriters, and acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act; or (vi) receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based on the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Common Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and each other “Canadian security” (as defined in the Tax Act) held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on a Common Share will be included in computing a Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has, by notice on its website, indicated that all dividends paid by it after December 31, 2005 will be designated as eligible dividends unless otherwise notified. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. The 2022 Canadian federal budget included Tax Proposals to extend the liability for refundable tax on aggregate investment income to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals). Any such Resident Holder should consult with their own tax advisors in this regard.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The cost to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains. The 2022 Canadian federal budget included Tax Proposals to extend the liability for refundable tax on aggregate investment income to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals). Any such Resident Holder should consult with their own tax advisors in this regard.

Non-Resident Holders

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Common Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Common Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the five-year period immediately preceding that time: (a) 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares.

Certain United States Federal Income Tax Considerations

General

In the opinion of Mayer Brown LLP, counsel to the Corporation with respect to United States federal income tax, the following summary describes the material United States federal income tax consequences relating to an investment in the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Corporation will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Common Shares as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

●	insurance companies;

●	regulated investment companies and real estate investment trusts;

●	tax exempt organizations;

●	broker dealers;

●	traders in securities that elect to mark to market;

●	banks or other financial institutions;

●	investors whose functional currency is not the U.S. dollar;

●	United States expatriates;

●	investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

●	holders that purchase or otherwise acquire Common Shares other than through this Offering; or

●	holders that own, directly, indirectly, or constructively 10.0% or more of the Corporation’s total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

An investor is a “United States holder” if it is a beneficial owner of Common Shares and is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate, the income of which is subject to United States federal income tax regardless of its source; or

●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors.

Dividends on Common Shares

Dividends paid by the Corporation to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the dividend, actually or constructively, to the extent paid out of the Corporation’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), non-corporate United States holders, including individuals, of the Common Shares will generally pay tax on such dividends received at a maximum rate of 20%, provided certain holding period requirements and other conditions are satisfied. Assuming the Corporation is not and does not become a passive foreign investment company (as discussed below), dividends paid by the Corporation will be QDI if the Corporation is a qualified foreign corporation (“QFC”) at the time the dividends are paid. The Corporation believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Dividends in excess of the Corporation’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder’s tax basis in the Common Shares. Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute “passive category income” or “general category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. The Corporation therefore urges prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash dividend paid in Canadian dollars will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includable in income by the United States holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into U.S. dollars on the date includable in income. If the Canadian dollars are not converted into U.S. dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale, Exchange or Other Disposition of Common Shares

A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder’s tax basis in the Common Shares. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss. Long-term capital gains of non-corporate United States holders, including individuals, will be eligible for reduced tax rates, at a maximum of 20%. A holder’s ability to deduct capital losses is subject to limitations.

For cash-basis United States holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.

Additional Medicare Tax on Net Investment Income

An additional 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as our Common Shares, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Passive Foreign Investment Company Rules

United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Corporation does not believe that the Corporation is, nor does the Corporation expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. The Corporation urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were it to be or become a PFIC and making certain elections designed to lessen those adverse consequences.

Backup Withholding and Information Reporting

In general, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by timely filing a refund claim with the IRS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, subject to the provisions of any particular plan, the Common Shares offered hereby if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, or a tax free savings account (“TFSA”).

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant of an RRSP or RRIF, the subscriber of an RESP or the holder of a TFSA or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, RDSP or TFSA within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the TFSA or RDSP, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation.

Prospective investors who intend to hold Common Shares in their TFSA, RRSP, RESP, RDSP or RRIF are urged to consult their own tax advisors regarding their particular circumstances.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under “Certain Canadian Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP and the opinion of Norton Rose Fulbright Canada LLP. The statements under “Certain United States Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Mayer Brown LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP. In addition, certain legal matters relating to Canadian law in connection with the Offering will be passed upon for the Underwriters by Norton Rose Fulbright Canada LLP, Calgary, Alberta and certain legal matters relating to U.S. law in connection with the Offering will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York.

EXPERTS

The audited consolidated financial statements of the Corporation as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, the partners and associates of Norton Rose Fulbright Canada LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2021, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation’s auditors are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; consent of Norton Rose Fulbright Canada LLP; and powers of attorney from directors and officers of the Corporation.

TC ENERGY CORPORATION

$2,000,000,000

Common Shares

First Preferred Shares

Second Preferred Shares

Subscription Receipts

TC Energy Corporation (“TCE” or the “Corporation”) may from time to time offer common shares (“Common Shares”), first preferred shares (“First Preferred Shares”), second preferred shares (“Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”) and subscription receipts (“Subscription Receipts”) (collectively, Common Shares, Preferred Shares and Subscription Receipts are referred to herein as the “Securities”) having an aggregate offering price of up to $2,000,000,000 (or the equivalent in U.S. dollars or other currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid.

The specific terms of any offering of Securities will be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”) including, where applicable: (i) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of Preferred Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; and (iii) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of the Subscription Receipts for Common Shares or Preferred Shares, as the case may be, and any other specific terms. A Prospectus Supplement may include other terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “TRP”. The issued and outstanding First Preferred Shares, series 1 (“Series 1 Shares”), the First Preferred Shares, series 2 (“Series 2 Shares”), the First Preferred Shares, series 3 (“Series 3 Shares”), the First Preferred Shares, series 4 (“Series 4 Shares”), the First Preferred Shares, series 5 (“Series 5 Shares”), the First Preferred Shares, series 6 (“Series 6 Shares”), the First Preferred Shares, series 7 (“Series 7 Shares”), the First Preferred Shares, series 9 (“Series 9 Shares”), the First Preferred Shares, series 11 (“Series 11 Shares”), the First Preferred Shares, series 13 (“Series 13 Shares”) and the First Preferred Shares, series 15 (“Series 15 Shares”) of TCE are listed for trading on the TSX under the symbols “TRP.PR.A”, “TRP.PR.F”, “TRP.PR.B”, “TRP.PR.H”, “TRP.PR.C”, “TRP.PR.I”, “TRP.PR.D”, “TRP.PR.E”, “TRP.PR.G”, “TRP.PR.J” and “TRP.PR.K”, respectively. There is no market through which the Preferred Shares or Subscription Receipts which may be offered under this prospectus may be sold and purchasers may not be able to resell any Preferred Shares or Subscription Receipts purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors” as well as the “Risk Factors” section of the applicable Prospectus Supplement.

The Corporation may sell the Securities to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by TCE in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to TCE, any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to TCE. See “Plan of Distribution”.

In connection with any offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

TCE’s head office and registered office is located at 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

TCE is permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

You should be aware that the acquisition of the Securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that TCE is incorporated under the laws of Canada, that some or all of TCE’s officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of TCE’s assets and the assets of said persons are located outside of the U.S.

Stéphan Crétier, Randy Limbacher, John E. Lowe, Mary Pat Salomone and Thierry Vandal are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 – 1st Street, S.W., Calgary, Alberta, Canada T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

These Securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is January 22, 2021.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings “Use of Proceeds” and “Plan of Distribution”. Forward-looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

●	our financial and operational performance, including the performance of our subsidiaries;

●	expectations about strategies and goals for growth and expansion;

●	expected cash flows and future financing options available to us, including portfolio management;

●	expected dividend growth;

●	expected access to and cost of capital;

●	expected costs and schedules for planned projects, including projects under construction and in development;

●	expected capital expenditures, contractual obligations, commitments and contingent liabilities;

●	expected regulatory processes and outcomes;

●	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

●	the expected impact of future tax and accounting changes;

●	expected industry, market and economic conditions; and

●	the expected impact of COVID-19.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

●	regulatory decisions and outcomes;

●	planned and unplanned outages and the use of our pipeline, and power and storage assets;

●	integrity and reliability of our assets;

●	anticipated construction costs, schedules and completion dates;

●	access to capital markets, including portfolio management;

●	expected industry, market and economic conditions;

●	inflation rates and commodity prices;

●	interest, tax and foreign exchange rates;

●	nature and scope of hedging; and

●	expected impact of COVID-19.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

●	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

●	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

●	the operating performance of our pipeline, power and storage assets;

●	amount of capacity sold and rates achieved in our pipeline businesses;

●	the amount of capacity payments and revenues from our power generation assets due to plant availability;

●	production levels within supply basins;

●	construction and completion of capital projects;

●	costs and availability of labour, equipment and materials;

●	the availability and market prices of commodities;

●	access to capital markets on competitive terms;

●	interest, tax and foreign exchange rates;

●	performance and credit risk of our counterparties;

●	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

●	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;

●	competition in the businesses in which we operate;

●	unexpected or unusual weather;

●	acts of civil disobedience;

●	cyber security and technological developments;

●	economic conditions in North America as well as globally; and

●	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2019 MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Power and Storage — Business Risks” and “Other Information — Enterprise Risk Management”, and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the U.S.

The following documents which were filed by us with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

(a)	management information circular of TCE dated February 28, 2019 for the annual and special meeting of shareholders held on May 3, 2019;

(b)	annual information form of TCE for the year ended December 31, 2019 dated February 12, 2020 (the “Annual Information Form”);

(c)	management information circular of TCE dated February 27, 2020 for the annual meeting of shareholders held on May 1, 2020;

(d)	audited comparative consolidated financial statements of TCE as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, the notes thereto and the auditors’ report thereon;

(e)	management’s discussion and analysis of financial condition and results of operations of TCE as at and for the year ended December 31, 2019 (the “2019 MD&A”);

(f)	unaudited interim comparative condensed consolidated financial statements of TCE as at September 30, 2020 and for the three- and nine-month periods ended September 30, 2020 and 2019 and the notes thereto; and

(g)	management’s discussion and analysis of financial condition and results of operations of TCE as at and for the three-and nine-month periods ended September 30, 2020 (the “Interim MD&A” and together with the 2019 MD&A, the “MD&A”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by us with securities regulatory authorities in Canada after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system website at www.sec.gov.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis, all interim comparative condensed consolidated financial statements and accompanying management’s discussion and analysis and all material change reports filed by us prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim comparative condensed consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim comparative condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. In addition, upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) pertaining to a distribution of Securities will be filed on SEDAR. In the event that such “marketing materials” are filed subsequent to the date of the filing of the applicable Prospectus Supplement(s) pertaining to the distribution of the Securities that such “marketing materials” relate to and prior to the termination of such distribution, such filed versions of the “marketing materials” will be deemed to be incorporated by reference into the applicable Prospectus Supplement(s) for the purposes of the distribution of the Securities to which the Prospectus Supplement(s) pertain.

We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law.

ABOUT THIS PROSPECTUS

In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” or “U.S.$” are to lawful currency of the U.S.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles.

One or more Prospectus Supplements containing the specific variable terms of an offering of Securities will be prepared and delivered to purchasers of such Securities together with this prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities offered thereunder.

Except on the cover page and under “Description of the Securities Being Distributed”, and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to “we”, “us”, “our”, “TCE” or the “Corporation” mean TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. In connection with any offering of Securities, we will prepare and deliver a Prospectus Supplement that will contain specific information about the terms of such offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that TCE has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and download the documents we have filed with the SEC on EDGAR at www.sec.gov.

THE CORPORATION

TCE was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCE as the parent company of TransCanada PipeLines Limited (“TCPL”). All of the outstanding common shares of TCPL are owned by TCE.

We operate in three core businesses — Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TCE’s principal subsidiaries as of December 31, 2019 are indicated in the diagram under the heading “TC Energy Corporation — Intercorporate Relationships” in the Annual Information Form.

RECENT DEVELOPMENTS

On January 20, 2021, the Biden administration announced its decision to revoke the federal permit previously granted by the Trump administration for the Keystone XL pipeline. As a result of the revocation, TCE has suspended advancement of the Keystone XL pipeline project while it reviews the decision, assesses the implications of the decision and considers its options.

On December 15, 2020 we announced that we have entered into a definitive agreement and plan of merger to acquire all the outstanding common units of TC PipeLines, LP (“TCP”) not beneficially owned by us or our affiliates in exchange for TCE common shares. Pursuant to the agreement, TCP common unitholders would receive 0.70 common shares of TCE for each issued and outstanding publicly-held TCP common unit. The transaction is expected to close late in the first quarter or early in the second quarter of 2021 subject to the approval by the holders of a majority of outstanding common units of TCP and customary regulatory approvals. Upon closing, TCP will be wholly-owned by us and will cease to be a publicly-held master limited partnership.

CONSOLIDATED CAPITALIZATION

Other than (i) the repayment by TCPL on October 1, 2020 of U.S.$1,000,000,000 senior unsecured notes and (ii) the borrowings, by a subsidiary of TCE, of an aggregate amount of U.S.$4,040,000,000 pursuant to a term loan on January 14, 15, 21 and 22, 2021, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2020.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to an offering of Securities, as required by applicable securities law.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, we intend to use the net proceeds from the sale of Securities to reduce or repay indebtedness and/or to, directly or indirectly, finance our long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately require in short-term marketable investment grade securities. We may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

TCE is authorized to issue an unlimited number of Common Shares, of which approximately 904,064,042 million were issued and outstanding as of January 21, 2021; an unlimited number of First Preferred Shares, issuable in series, of which 14,577,184 Series 1 Shares, 7,422,816 Series 2 Shares, 9,997,177 Series 3 Shares, 4,002,823 Series 4 Shares, 12,714,261 Series 5 Shares, 1,285,739 Series 6 Shares, 24 million Series 7 Shares, 18 million Series 9 Shares, 10 million Series 11 Shares, 20 million Series 13 Shares and 40 million Series 15 Shares were outstanding as of January 21, 2021; and an unlimited number of Second Preferred Shares, issuable in series, of which none were outstanding as of January 21, 2021. No Subscription Receipts were issued and outstanding as of January 21, 2021.

The following description of each of the Common Shares, First Preferred Shares, Second Preferred Shares and Subscription Receipts is a summary of certain of their material attributes and characteristics which does not purport to be complete. The terms and conditions set forth in this section will apply, as applicable, to each Common Share, First Preferred Share, Second Preferred Share and Subscription Receipt unless otherwise specified in the applicable Prospectus Supplement.

Common Shares

The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, whether as a class or a series, and to any other class or series of shares of TCE which rank prior to the Common Shares, entitle the holders thereof to receive: (i) dividends if, as and when declared by the board of directors of TCE out of the assets of TCE properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of TCE may from time to time determine; and (ii) the remaining property of TCE upon a dissolution.

The Corporation has a shareholders’ rights plan (the “Rights Plan”) that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation’s outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of TCE, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

First Preferred Shares

Subject to certain limitations, the board of directors of TCE may, at any time, and from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares, as a class, have, among others, provisions to the effect set forth below.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of the assets of TCE in the event of a liquidation, dissolution or winding up of TCE or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences not inconsistent with the provisions of the Articles of TCE.

Except as provided by the Canada Business Corporations Act or as referred to below, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings. The holders of any particular series of First Preferred Shares will, if the directors of TCE so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the directors if TCE fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Subject to the provisions of the Canada Business Corporations Act and any provisions relating to any particular series, TCE, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preferred Shares of any one or more series on payment for each such First Preferred Share of such price or prices as may be applicable to such series. Subject to the foregoing, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as the directors or the transfer agent for the First Preferred Shares, if any, decide, or if the directors so determine, may be redeemed pro rata disregarding fractions.

The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of the assets of TCE in the event of a liquidation, dissolution or winding up of TCE.

Subscription Receipts

The Subscription Receipts may be offered separately or together with the Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement that will be entered into by the Corporation at the time of issuance of the Subscription Receipts.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the subscription receipt agreement will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation.

The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered;

●	the procedures for the exchange of the Subscription Receipts into Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be;

●	the number of Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	terms relating to the holding and release or return of the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material income tax consequences of owning the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Pursuant to the Subscription Receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Shares or other securities to such purchasers, upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that the applicable Prospectus Supplement and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

PLAN OF DISTRIBUTION

We may offer and sell the Securities: (i) through underwriters purchasing as principals; (ii) directly to one or more purchasers in accordance with applicable securities laws; or (iii) through agents. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters or agents to us.

The Prospectus Supplement relating to each offering of Securities will identify each underwriter or agent, as the case may be, and will also set forth the terms of that offering, including the type of Security being offered, the purchase price of such Security, the proceeds to the Corporation, any underwriters’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation, the public offering price, and any concessions or discounts allowed or re-allowed or paid by any underwriters or agents to others. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents, as the case may be, in connection with the Securities offered thereby.

If underwriters purchase Securities as principals, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, as described in the applicable Prospectus Supplement. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or through agents designated by us from time to time. Any agent involved in the offering and sale of the Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us in the form of commissions, concessions or discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of the Securities. Under agreements which may be entered into by us, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Those underwriters and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares or Subscription Receipts will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares or Subscription Receipts will not be listed on any stock exchange. Certain dealers may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities or as to the liquidity of the trading market, if any, for such Securities.

The applicable Prospectus Supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Securities to over-allot or effect transactions which stabilize, maintain, or otherwise affect the Security’s price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time without notice.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets which are held through subsidiaries, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation and experts under U.S. federal securities laws.

We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed TransCanada PipeLine USA Ltd. as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the United States Internal Revenue Code).

RISK FACTORS

Investment in the Securities is subject to various risks including those discussed below and those risks inherent in the pipeline, power and natural gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

Discussions of certain risks affecting us in connection with our business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

There is no market through which the Securities (other than the Common Shares) may be sold.

There is currently no market through which any of the Securities, other than the Common Shares, may be sold and the purchasers of such Securities may not be able to resell such Securities purchased under this prospectus and any Prospectus Supplement. There can be no assurance that a secondary market will develop for any of the Preferred Shares or Subscription Receipts that may be issued under this prospectus or that any secondary market which does develop will continue. This may affect the pricing of such Securities in the secondary market, if any, the transparency and availability of trading prices, the liquidity of the Securities and the extent of regulation of such Securities.

The public offering prices of the Securities may be determined by negotiation between the Corporation and underwriters or agents based on several factors and may bear no relationship to the prices at which Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.

Credit ratings may not reflect all risks associated with an investment in the Preferred Shares and may change.

Credit ratings may not reflect all risks associated with an investment in the Preferred Shares. Any credit ratings applied to the Preferred Shares are an assessment of the Corporation’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Preferred Shares. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Preferred Shares. There is no assurance that any credit rating assigned to the Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

LEGAL MATTERS

Certain matters relating to the issue and sale of the Securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of U.S. law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

The consolidated financial statements of the Corporation as of December 31, 2019 and 2018, and for the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2019, KPMG LLP confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; and powers of attorney from directors and officers of the Corporation.